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                                                           File Number 70-


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

THE PEOPLES NATURAL GAS COMPANY
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3197

And

CNG PRODUCING COMPANY
CNG Tower
1450 Poydras Street
New Orleans, Louisiana 70112-6000

Subsidiaries of
CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company )

Names and addresses of agents for service:


  W. P. BOSWELL, Vice President            D. M. JOHNS, JR., Vice President
      and General Counsel                          and General Counsel
 The Peoples Natural Gas Company                  CNG Producing Company
      625 Liberty Avenue                                CNG Tower
Pittsburgh, Pennsylvania 15222-3197                1450 Poydras Street
                                          New Orleans, Louisiana 70112-6000


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1. Description of Proposed Transaction
        ___________________________________


	Consolidated Natural Gas Company ("Consolidated") is a Delaware corporation and a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 ("Act"). It is engaged solely in the business of owning and holding all of the outstanding securities, with the exception of certain minor long-term debt, of sixteen subsidiaries. These subsidiary companies are engaged in the energy business, principally in natural gas exploration, production, purchasing, sales, gathering, transmission, storage, distribution, by-product operation, and other activities related to natural gas. Consolidated and its subsidiaries are referred to herein as the "CNG System."

	The Peoples Natural Gas Company ("PNG"), a Pennsylvania corporation, is a wholly-owned subsidiary of Consolidated. It is A gas utility company in the CNG System serving over 348,000 customers in western
Pennsylvania.(1)  Principal cities served at retail by PNG are Pittsburgh
(a portion), Altoona and Johnstown. Like many other gas utilities, PNG has also been engaged in local gas production (in Pennsylvania) as an ancillary part of its gas distribution business.
______________

(1) The other utility companies in the CNG System are The East Ohio Gas Company, Hope Gas, Inc. and Virginia Natural Gas, Inc.
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	CNG Producing Company, a Delaware corporation, is also a wholly-owned subsidiary of Consolidated. Headquartered in New Orleans, Louisiana with offices in Pennsylvania, Oklahoma, Utah and Texas, CNGP is the exploration, development and production arm of Consolidated's integrated natural gas system. The majority of its operations are located in the Gulf of Mexico area and in the Appalachian region. It currently owns an interest in approximately 520 offshore wells, 3,270 onshore wells, one million net acres of leases in nineteen states and in Canada, having reserves of approximately one trillion cubic feet of natural gas and 50 million barrels of oil.

	PNG has signed a binding letter of intent ("Agreement"), contingent upon Securities and Exchange Commission ("Commission") approval, selling all its gas production properties ("Properties") currently owned by it to CNGP for approximately $14.5 million. The Agreement is filed as Exhibit A-1. The $14.5 million represents the net book value of the Properties on PNG's books as of November 30, 1997, which net book value will be adjusted for further depreciation at the time of closing.

	The Properties consist of PNG's 100% or less ownership interest in 1,421 gross wells, or a 100% interest in 925 net wells, with reserves of approximately 41.9 billion cubic feet. The Properties also include associated oil and gas leases covering approximately 175,000 acres, all contracts and agreements to the extent they affect the oil and gas leases, the related measurement equipment, certain portions of gathering lines, and other miscellaneous attached equipment.


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	CNGP has also agreed to sell to PNG an amount of gas equal to the production from the wells being transferred pursuant to the Agreement. The amount of such gas is based on production reserve estimates from an independent third party for six twelve-month periods, commencing with the date of transfer of the Properties, at an annually ascending price ranging from $1.47 to $2.63 per thousand cubic feet. These prices are based on PNG's projected unit cost of production assuming PNG were to continue to own and operate the Properties.

	CNGP has also agreed to pay to PNG an amount equal to any incremental state and federal deferred income taxes that become due and payable as a result of the consummation of the purchase and sale of the Properties.

	Consolidated is in the process of centralizing certain office functions and realigning assets and work functions throughout the CNG System. As part of this effort, PNG is seeking to sell the Production Properties to the Consolidated subsidiary whose core business is exploration, development and production of natural gas, namely, CNGP. Consistent with this approach, Hope Gas, Inc. obtained authorization in Commission order dated January 18, 1996, HCAR No. 26456, File No. 70-8757, to sell its gas production facilities to CNGP.

	At the same time, PNG wishes to refocus its interest, energy and resources on its core business, which is delivering retail and transportation services to its customers. Over the years since its inception, PNG's dependence on its own

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gas production has been drastically reduced to the point that only 6% of its system supply comes from such production. Because of the increased availability of gas supplies from competitive markets and access to transportation capacity to get these supplies into PNG's system, PNG's production is no longer necessary for PNG to be able to continue to obtain reliable gas supplies in the future.

	Further, PNG has not invested any capital in drilling new gas wells since 1982. Since PNG's remaining wells continue to deplete their reserves, the responsibility and cost for reworking and ultimately plugging and abandoning them will be shifted from PNG and its ratepayers to CNGP. Also, an increasing number of PNG's endusers have begun over the last ten years to purchase their own supply and arrange for PNG to provide only transportation. Approximately 49% of the gas volume consumed on PNG's system are subject to transportation-only arrangement. With this reduction in demand for retail service, PNG's need to acquire natural gas for system supply has been substantially reduced.

	It is for the above reasons that PNG and CNGP hereby request that they be authorized to consummate the purchase and sale of the Properties as described herein.










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	PNG has filed an application with the Pennsylvania Public Utility
Commission for approval of the sale of the Properties to its affiliate CNGP. The state commission issued an approving order on September, 17 1998. The application and the order are filed as Exhibits D-1 and D-2, respectively.

Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. CNG believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings.(7) CNG's present investments in EWGs and FUCOs satisfies the 50% limitation, and the CNG system will not make any additional investments in EWGs and FUCOs if such were to cause it to exceed that limitation, unless the Commission otherwise authorizes.

______________
(7) The amount of the CNG limit remaining unused as of June 30, 1998 is calculated to be approximately $648,266,000.


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	CNG and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). The books and records of CNG's EWGs are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request.

	CNG owns less than 50% of the FUCOs in which it has invested. The books and records of such FUCOs are maintained according to the comprehensive body of accounting principles applicable in the respective countries in which such FUCOs operated. Material variations from GAAP in such books and records and related financial statements will be described and quantified upon the Commission's request. CNG undertakes to provide the Commission access to such books, records and financial statements, in English, as it may request.

It is anticipated that a minimal number of employees of CNG's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the CNG system, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies, thereby satisfying Rule 53(a)(3).




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All Form U-1 filings seeking authority to finance EWGs or FUCOs, together with related filings of Rule 24 and Item 9 of Form U5S (including Exhibits G and H thereof), have been, or will be, submitted to the public utility commissions of the states having jurisdiction over the rates of the public-utility companies in the CNG system, thereby satisfying Rule 53(a)(4).

	None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.  Fees, Commissions and Expenses
         ______________________________

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Energy Services in connection with the herein proposed transaction will not exceed $12,000 consisting of $10,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, and $2,000 for miscellaneous other expenses.

	The charges of Consolidated Natural Gas Service Company, Inc., a subsidiary service company, for services on a cost basis (including regularly employed counsel) in connection with the preparation of this application-declaration and other related documents and papers required to consummate the proposed transactions are as stated above.


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Item 3.  Applicable Statutory Provisions
         _______________________________

	The Properties are utility assets within the meaning of the definition in Section 2(a)(18) of the Act. Section 12(d) of the Act and Rules 43 and 44 under the Act apply to the sale of the Properties by PNG to CNGP. Section 9(a) of the Act may apply to the acquisition of the Properties by CNGP from PNG.

	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited herein above, such authorization, approval or exemption is hereby requested.


Item 4. Regulatory Approval
        ___________________

	The authorization sought herein is subject to the jurisdiction of the Pennsylvania Public Utility Commission and is not subject to the jurisdiction of any other State or Federal Commission (other than the Commission).


Item 5.  Procedure
         _________

	It is hereby requested that the Commission issue its order with respect to the transaction proposed herein on or before December 31, 1998.


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	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management
- Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.



Item 6.  Exhibits and Financial Statements
         _________________________________

	The following exhibits and financial statements are made a part of this statement:

	(a)  Exhibits

	A      Form of Agreement between PNG and CNGP.

	D-1    Application of PNG to the Pennsylvania Public Utility
             Commission.

      D-2    Order of the Pennsylvania Public Utility Commission.

	F      Opinion of counsel for PNG and CNGP.

	O      Draft of Notice.


	(b)  Financial Statements

	Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed. However, Consolidated will furnish any financial information that the Commission shall request.

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Item 7.  Information as to Environmental Effects
         _______________________________________

	The proposed financing transactions do not involve major federal action having a significant effect on the human environment.


	No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


SIGNATURE



	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



					    THE PEOPLES NATURAL GAS COMPANY

                                  By  W. P. Boswell
                                      Vice President and General Counsel


                                  CNG PRODUCING COMPANY

                                  By  P. P. Gregg
                                      Senior Vice President and Chief
                                        Financial Officer




Date:  October 13, 1998